TENNYSON
NETWORKS LIMIT[redacted]

ACN 009 805 298

02034225

May 20, 2002

By Facsimile
0015 1 202 942 9624
2 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to the ASX dated May 20, 2002

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

Rick A. Pullia
CFO & COMPANY SECRETARY

Enclosure

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

5/20

Tel: 61 3 8558 0424
Fax: 61 3 8558 0484
email: tny@tennyson.com.au
14 Business Park Drive, Notting Hill,
Victoria 3168 Australia

TENNYSON
NETWORKS LIMITED

TENNYSON ANNOUNCES $1 MILLION CAPITAL RAISING

Melbourne, May 20, 2002 – Tennyson Networks (ASX: TNY) today announced that it has completed arrangements to raise $1 million for working capital purposes. $600,000 will be raised via a share placement with the balance of $400,000 by way of secured convertible notes.

Tennyson will issue 15 million ordinary shares at 4 cents per share to raise $600,000 and issue 2-year convertible notes with a conversion price equivalent of 4 cents per ordinary share, to participating investors.

Tennyson further advises that it shall convene a General Meeting of Shareholders to seek shareholder approval for the following:

- The ratification of the share placement issue of 15 million ordinary shares.
- An issue of 7.5 million options over ordinary shares to investors participating in the share placement. The options will be issued at nil cost, exercisable at 10 cents per ordinary share, with expiration 12 months after the issue date.
- An issue of 40 secured convertible notes, each with a face value of $10,000 and bearing interest at 2% above the National Australia Bank overdraft rate. The notes will be issued for 2 years and each note shall be convertible into 250,000 ordinary shares at 4 cents per share.
- An issue of 10 million options to subscribers of the notes at nil cost, exercisable at 10 cents per ordinary share, with expiration 24 months after the issue date.

Tennyson's Chairman, Mr Harvey Parker, today stated that the $1 million raising would provide further working capital for Tennyson to progress and develop its new sales and distribution channels as detailed in its release to the ASX last Tuesday May 14, 2002.

For further Information please contact:
Rick A. Pullia
Chief Financial Officer
Tel: +61 3 8558 0424
Email: rpullia@tennyson.com.au